SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldcorp Inc.

(Name of Subject Company)

Goldcorp Inc.

(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

R. Gregory Laing
Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Melanson	Gil Cornblum
Fraser Milner Casgrain LLP	Dorsey & Whitney LLP
1 First Canadian Place, 39th Floor	BCE Place
100 King Street West	161 Bay Street, Suite 4310
Toronto, Ontario M5X 1B2	Toronto, Ontario M5J 2S1
Canada	Canada
(416) 863-4511	(416) 367-7370

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by Goldcorp Inc. (“Goldcorp” or the “Company”) with the Securities and Exchange Commission on January 21, 2005 relating to the exchange offer (the “Offer”) made by Glamis Gold Ltd. (“Glamis” or the “Offeror”) to exchange all of the issued and outstanding common shares of Goldcorp on the basis of 0.89 common shares of Glamis for each Goldcorp common share. In connection with the Offer, the Company’s board of directors prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 8.	ADDITIONAL INFORMATION.

     Item 8 is hereby amended and supplemented as follows:

     The Company mailed a letter to its shareholders regarding the recommendations of the Special Committee and the Board of Directors with respect to the Offer on January 26, 2005. A copy of the letter has been filed herewith as Exhibit (a)(2)(C).

     The Company has prepared a Powerpoint slide presentation regarding the Offer and the recommendations of the Special Committee and the Board of Directors with respect to the Offer. A copy of the presentation has been filed herewith as Exhibit (a)(2)(D).

     The Company placed advertisements on certain internet websites on January 26, 2005 relating to the Offer. Copies of these advertisements have been filed herewith as Exhibit (a)(2)(E).

     The Company issued a press release concerning the recommendation of Fairvest with respect to the Offer. A copy of the press release is filed herewith at Exhibit (a)(2)(F).

Item 9.	EXHIBITS

     Item 9 is hereby amended and supplemented to include the following exhibits:

(a)(2)(C)	Letter by Goldcorp Inc. to Goldcorp shareholders, dated January 25, 2005 (filed herewith)
(a)(2)(D)
Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative (incorporated by reference to Goldcorp’s Amendment No. 3 to Schedule TO, filed on January 25, 2005 and to Goldcorp's filing pursuant to Rule 425, filed on January 26, 2005)

(a)(2)(E)	Advertisements concerning the Offer placed by Goldcorp Inc. on certain internet websites (filed herewith)
(a)(2)(F)	Press release of Goldcorp Inc. (incorporated by reference to Goldcorp's filing pursuant to Rule 425, filed on January 26, 2005)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: January 26, 2005

EXHIBIT INDEX

Exhibit	Description

(a)(2)(A)	Directors’ Circular, dated January 20, 2005*

(a)(2)(B)	Press release of Goldcorp Inc.*

(a)(2)(C)	Letter by Goldcorp Inc. to Goldcorp shareholders, dated January 25, 2005 (filed herewith)

(a)(2)(D)
Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative (incorporated by reference to Goldcorp’s Amendment No. 3 to Schedule TO, filed on January 25, 2005 and to Goldcorp's filing pursuant to Rule 425, filed on January 26, 2005)

(a)(2)(E)	Advertisements concerning the Offer placed by Goldcorp Inc. on certain internet websites (filed herewith)

(a)(2)(F)	Press release of Goldcorp Inc. (incorporated by reference to Goldcorp's filing pursuant to Rule 425, filed on January 26, 2005)

(e)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005*

*	Previously filed.